

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 13, 2018

Mark T. Thies
Chief Financial Officer
Avista Corporation
1411 East Mission Avenue
Spokane, Washington 99202

      **Re:**    **Avista Corporation**
              **Form 10-K for the Fiscal Year Ended December 31, 2017**
              **Filed February 21, 2018**
              **Form 8-K filed August 1, 2018 and May 2, 2018**
              **File No. 1-3701**

Dear Mr. Thies:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Non-GAAP Measures, page 48

1. We note that you present electric gross margin and natural gas gross margin, which are considered non-GAAP financial measures. Please tell us how your presentation complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Additionally, please revise your presentation to reconcile the non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP and disclose of why management believes the non-GAAP financial measures provide useful information to investors. Refer to Item 10(e) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on April 4, 2018. Please

note that this comment also relates to press releases filed as exhibits to filings under Item 2.02 of Form 8-K.

Forms 8-K Filed August 1, 2018 and May 2, 2018

2. Regulation G requires a schedule or other presentation detailing the difference between a forward looking non-GAAP financial measure and the appropriate forward looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort, and identify the information that is unavailable and disclose its probable significance. Please revise your disclosures in future press releases filed as exhibits to filings under Item 2.02 of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters or me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson

/s/ William H. Thompson
Accounting Branch Chief
Office of Consumer Products